

February 16, 2018

Thomas Meyer
Chief Executive Officer
Auris Medical Holding AG
Bahnhofstrasse 21
6300 Zug, Switzerland

> **Re: Auris Medical Holding AG**
> **Registration Statement on Form F-1**
> **Filed February 9, 2018**
> **File No. 333-222967**

Dear Dr. Meyer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed February 9, 2018

Incorporation of Certain Information by Reference, page 55

1.   We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VI.C to Form F-1. Please amend the registration statement to include all disclosure required by Form F-1, or, in the alternative, file your Form 20-F for the fiscal year ended December 31, 2017.

Thomas Meyer
Auris Medical Holding AG
February 16, 2018
Page 2

General

2.   Please included updated compensation regarding your directors and executive officers for the last full fiscal year. Please refer to Item 4.a of Form F-1 and Item 6.B.1 of Form 20-F.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Sophia Hudson